Exhibit A-5
NMC Income Statement

December 31, 2002

Revenue	553,196,359

Labor & Employee Benefits	280,566,113
Employee & Travel Costs	6,112,543
Contracted/Third Party Exp	158,119,320
Consumption Goods	44,036,642
Utility/Maintenance Costs	2,087,458
Insurance	928,612
Depreciation	3,912,623
Dues & Subscriptions	43,931,348
Administrative Costs	11,934,686
Other Expenses	293,491
SBT Tax	177,453
Costs	552,100,289

Other Income	195,775

Net Income/(Loss)	1,291,845